UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Advanced Accelerator Applications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €.10 per share, and

American Depositary Shares, each representing two (2) Ordinary Shares

(Title of Class of Securities)

00790T100**

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing two (2) Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“the Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790T100	13G/A

1	Names of Reporting Persons. Fin Posillipo S.p.A.

2	Check the Appropriate Box if a Member of a Group*

(a)
(b)	X1

3	SEC Use Only

4	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,155,085

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,155,085

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,155,085 [2]

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11	Percent of Class Represented by Amount in Row 9 7.17%[3]

12	Type of Reporting Person* CO

1 The board of directors of Fin Posillipo S.p.A., an Italian corporation (“Fin Posillipo”), has sole voting and investment power with respect to the shares held by such entity. The board of directors of Fin Posillipo is comprised of Massimo Petrone (Chairman), Raffaele Petrone (Managing Director), Pierluigi Petrone and Alberto D’Alessandro, none of whom has individual voting or investment power with respect to these shares and each of whom disclaim beneficial ownership of the shares held by Fin Posillipo, except to the extent of any pecuniary interest therein. Raffaele Petrone, Massimo Petrone and Pierluigi Petrone each hold approximately 33.3% of the equity of Fin Posillipo. Raffaele Petrone is also a director of Life Sciences Capital S.p.A. (“LSC”), an entity of which Fin Posillipo owns 68.4%, and therefore Fin Posillipo indirectly owns approximately 68.4% of the shares of Issuer held directly by LSC.

2 Consists of (i) 3,057,595 ordinary shares directly held by Fin Posillipo S.p.A. and (ii) 97,490 ordinary shares indirectly held by Fin Posillipo through its 68.4% ownership of LSC, a stockholder of the Issuer.

3 The percentage for each Reporting Person in this Schedule 13G is calculated based upon 43,976,329 ADSs representing 87,952,657 ordinary shares of the Issuer outstanding as of December 31, 2016.

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CUSIP No. 00790T100	13G/A

1	Names of Reporting Persons. Raffaele Petrone

2	Check the Appropriate Box if a Member of a Group*

(a)
(b)	X4

3	SEC Use Only

4	Citizenship or Place of Organization Italian

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,155,085

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,155,085

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,155,085

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11	Percent of Class Represented by Amount in Row 9 7.17%

12	Type of Reporting Person* IN

4 Mr. Raffaele Petrone, the Managing Director (CEO) and a 33.3% owner of Fin Posillipo and a director of LSC, a stockholder of the Issuer. Mr. Petrone disclaims beneficial ownership of the shares directly and indirectly held by Fin Posillipo, except to the extent of any pecuniary interest therein.

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CUSIP No. 00790T100	13G/A

1	Names of Reporting Persons. Massimo Petrone[5]

2	Check the Appropriate Box if a Member of a Group*

(a)
(b)	X

3	SEC Use Only

4	Citizenship or Place of Organization Italian

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,155,085

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,155,085

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,155,085

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11	Percent of Class Represented by Amount in Row 9 7.17%

12	Type of Reporting Person* IN

5 Mr. Massimo Petrone, a 33.3% owner of Fin Posillipo, disclaims beneficial ownership of the shares directly and indirectly held by Fin Posillipo, except to the extent of any pecuniary interest therein.

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CUSIP No. 00790T100	13 G/A

1	Names of Reporting Persons. Pierluigi Petrone

2	Check the Appropriate Box if a Member of a Group*

(a)
(b)	X6

3	SEC Use Only

4	Citizenship or Place of Organization Italian

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,155,085

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,155,085

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,155,085

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11	Percent of Class Represented by Amount in Row 9 7.17%

12	Type of Reporting Person* IN

6 Mr. Pierluigi Petrone, a 33.3% owner of Fin Posillipo, disclaims beneficial ownership of the shares directly and indirectly held by Fin Posillipo, except to the extent of any pecuniary interest therein.

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Item 1

	(a)	Name of Issuer: Advanced Accelerator Applications S.A.
	(b)	Address of Issuer’s Principal Executive Offices: 20 rue Diesel 01630 Saint Genis Pouilly, France

Item 2

	(a)	Name of Person(s) Filing: Fin Posillipo S.p.A. Raffaele Petrone Massimo Petrone Pierluigi Petrone
	(b)	Address of Principal Business Office: The address for each Reporting Person is: Via Artemisia Gentileschi 26 Naples (NA), Italy 80126
	(c)	Citizenship: Fin Posillipo S.p.A. is a corporation organized it Italy Raffaele Petrone, Massimo Petrone and Pierluigi Petrone are Italian citizens.
	(d)	Title of Class of Securities: American Depository shares which represent two ordinary shares of the Issuer, nominal value €.10 per share.
	(e)	CUSIP Number: 00790T100 This CUSIP number is assigned to the Issuer’s American Depository Shares, each representing two (2) ordinary shares.

Item 3.	Not applicable.

Item 4.	Ownership.(1)

	(a)	Amount beneficially owned: 3,155,085
	(b)	Percent of class: 7.17%
	(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Fin Posillipo S.p.A. Raffaele Petrone Massimo Petrone Pierluigi Petrone	3,155,085 0 0 0

(ii)	Shared power to vote or to direct the vote

Fin Posillipo S.p.A. Raffaele Petrone Massimo Petrone Pierluigi Petrone	0 3,155,085 3,155,085 3,155,085

(iii)	Sole power to dispose or to direct the disposition of

Fin Posillipo S.p.A. Raffaele Petrone Massimo Petrone Pierluigi Petrone	3,155,085 0 0 0

(i)	Shared power to dispose or to direct the disposition of

Fin Posillipo S.p.A. Raffaele Petrone Massimo Petrone Pierluigi Petrone	0 3,155,085 3,155,085 3,155,085

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Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 00790T100	13 G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIN POSILLIPO S.P.A.

	By:	/s/ Raffaele Petrone
Date: February 14, 2017	Name:	Raffaele Petrone
	Title:	Managing Director

/s/ Raffaele Petrone
Date: February 14, 2017	Raffaele Petrone, individually

/s/ Massimo Petrone
Date: February 14, 2017	Massimo Petrone, individually

/s/ Pierluigi Petrone
Date: February 14, 2017	Pierluigi Petrone, individually

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EXHIBIT INDEX

Exhibit No.:	Description:
99.1	Agreement pursuant to Rule 13d-1(k)(1) by and among Fin Posillipo S.p.A., Raffaele Petrone, Massimo Petrone and Pierluigi Petrone

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